UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2016

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: February 16, 2016	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

Intertape Polymer Group® To Invest in New Plant to Expand Capacity in Water-Activated Tapes

MONTREAL, QUEBEC and SARASOTA, FLORIDA – February 16, 2016 - Intertape Polymer Group Inc. (TSX:ITP) (“IPG®” or the “Company”) announces today that it has decided to invest in the construction of a greenfield manufacturing facility to increase the Company’s manufacturing capacity of water-activated tapes. Over the past few years, water-activated tapes have represented an area of significant growth for the Company. The Company currently produces water-activated tape at a manufacturing facility in Menasha, Wisconsin and has decided that this new facility will be constructed in the Southeastern United States in order to optimize service levels to its customers and supply chain logistics at both plants. The exact location of the new plant will be determined upon receipt of final approval of state and local credits and incentives offered.

Capital expenditures for this new investment project are currently estimated to total approximately $44 to $49 million US dollars, and the project’s after-tax internal rate of return is expected to exceed the Company’s hurdle rate of 15%. Approximately $31 to $36 million of capital expenditures are expected to be incurred on this project in 2016. Approximately $4 million of equipment purchased in 2015 is being applied to this project. At this time, the Company is planning for the new manufacturing facility to be operational by the end of 2017. Total capital expenditures for 2016 for the Company are now expected to be approximately $55 to $65 million.

“We are excited to make this strategic investment in additional capacity to enable us to meet the growing demand for water-activated tape. This project is in line with our strategy to leverage world class assets with a minimal environmental footprint to produce high-quality products in growing areas of our product portfolio. The new manufacturing facility should allow us to enhance our position in the market and better serve our customers,” said Gregory Yull, President and Chief Executive Officer of IPG.

About lntertape Polymer Group

Intertape Polymer Group Inc. is a recognized leader in the development, manufacture and sale of a variety of paper and film based pressure sensitive and water activated tapes, polyethylene and specialized polyolefin films, woven coated fabrics and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota, Florida, IPG employs approximately 2,000 employees with operations in 17 locations, including 12 manufacturing facilities in North America and one in Europe.

For information about IPG, visit www.itape.com

Forward-Looking Statements

Certain statements and information included in this presentation constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, “forward-looking statements”), which are made in reliance upon the protections provided by such legislation for forward-looking statements. All statements other than statements of historical facts included in this presentation, including statements regarding the increase in manufacturing capacity of water-activated tapes, the investment in a greenfield facility in the Southeastern United States, the optimization of service levels to customers and supply chain logistics at both plants, the amount and timing of total capital expenditures for this project, the expected after-tax internal rate of return for this project, the timing for the new manufacturing facility to be operational, the growing demand for water-activated tape, the enhancement of market position and the service to customers, the leveraging of world class assets, the minimal environmental footprint and the quality of the products may constitute forward-looking statements. These forward-looking statements are based on current beliefs, assumptions, expectations, estimates, forecasts and projections made by the Company’s management. Words such as “may,” “will,” “should,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: business conditions and growth or declines in the Company’s industry, the Company’s customers’ industries and the general economy; the quality, and market reception, of the Company’s products; the Company’s anticipated business strategies; risks and costs inherent in litigation; the Company’s ability to maintain and improve quality and customer service; anticipated trends in the Company’s business; anticipated cash flows from the Company’s operations; availability of funds under the Company’s Credit Facility; and the Company’s ability to continue to control costs. The Company can give no assurance that these statements and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. You are cautioned not to place undue reliance on any forward-looking statement.

For additional information regarding some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements and other risks and uncertainties, and the assumptions underlying the forward-looking statements, you are encouraged to read “Item 3. Key Information - Risk Factors,” “Item 5. Operating and Financial Review and Prospects (Management’s Discussion & Analysis)” and statements located elsewhere in the Company’s Annual Report on Form 20-F for the year ended December 31, 2014 and the other statements and factors contained in the Company’s filings with the Canadian securities regulators and the US Securities and Exchange Commission. Each of these forward-looking statements speaks only as of the date of this presentation. The Company will not update these statements unless applicable securities laws require it to do so.

For further information please contact:

Pierre Boucher

MasonBrison

+1 514 731-0000, #237

pierre@maisonbrison.com

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